RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6808

KACHENBACH@POGOLAW.COM

October 5, 2007

Via EDGAR

Mr. Mark Webb

Branch Chief

Securities and Exchange Commission—Division of Corporation Finance

Mail Stop 4561

100 F Street NE

Washington, D.C. 20549

Re:	Buckhead Community Bancorp, Inc.

Form S-4

Filed June 28, 2007

File No. 333-144138

Dear Mr. Webb:

On behalf of our client, Buckhead Community Bancshares, Inc. (“Buckhead”), we are responding to the comments received from your office by letter dated September 28, 2007 with respect to the above-referenced Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Form S-4. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to the Form S-4 (the “Amendment”), which is being filed concurrently and reflects the Company’s responses to your comments.

Form S-4

General

1.	Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include updated consents of your independent accountants in your next amendment.

Updated consents are being provided with the Amendment.

Pro Forma Condensed Balance Sheet Based on 75% Stock 25% Cash Purchase. page 12,

2.	Please revise your pro forma financial statements based upon 90% stock and 10% cash to be consistent with the pro forma comments issued below.

We have revised the disclosure on pages 16 and 17, as requested.

Securities and Exchange Commission

October 5, 2007

3.	We note your response to comment 17 from our letter dated July 27, 2007. Please revise your filing to:

•	ensure that all pro forma adjustments are included in your “pro forma adjustments” column as your total assets do not agree to the total of your liabilities and equity;

•

revise footnote three on page 13 to disclose that the purchase accounting adjustments are reflected in the pro forma balance sheet and ensure that the allocated amounts agree to your footnote disclosure. We note that your current disclosure states that the excess purchase price has been allocated 25% to intangible assets and 75% to goodwill, which is not consistent with your pro forma balance sheet.

We have revised the disclosure on pages 12 and 13, as requested.

4.	We note your footnote one which includes a $2,832,000 capital contribution from a board member in order to fund the portion of cash consideration of the merger. Please disclose in this footnote and other relevant sections of your filing it was determined to fund the cash consideration in this mariner as opposed to either other liquidity sources (i.e. federal funds sold, investment securities) or other funding sources.

We have revised our disclosure on pages 9 and 12, as requested.

Pro Forma Condensed Statement of Income Based on 75% Stock 25% Cash Purchase. page 14.

5.	Your footnote two disclosure on page 15 indicates that you expect a decrease in net income of $936,000 over each of the five years as a result of the amortization of your intangible asset. We note, however, on page 12 that you expect to capitalize $2,180,000 in intangible assets. Please tell us and revise your filing to reconcile this inconsistency. As a related matter, please clearly disclose and revise your footnote accordingly, to state whether you will amortize your intangible asset over a five or ten year period.

We have revised our disclosure on pages 12 and 15, as requested.

6.	Please revise your filing and related footnotes to properly reflect pro forma income statement adjustments to your income statements for the period ended June 30, 2007. It appears that the adjustments for each of your funding scenarios are the same and as a result do not properly reflect pro forma adjustments for June 30, 2007. Please advise or revise accordingly.

We have revised the disclosure on pages 14 and 17, as requested.

Securities and Exchange Commission

October 5, 2007

Non-Performing Assets, page 117

7,	We note the revisions made to your amending filing as a result of comment 38 from our letter dated July 27, 2007. Please revise your filing to disclose the reasons for the increases to your nonaccrual loans, loans 90 days or more past due and still accruing, and other real estate owned for all periods for which you are presenting financial statements. We note your current disclosures only discuss the reasons for the changes from December 31, 2006 to June 30, 2007.

We have revised the disclosure on pages 117 and 118, as requested.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 164

Loans, page 165

8.	We note your response and revisions made to your filing as a result of comment 41 of our letter dated July 27, 2007. Specifically, you state that the effect of not accounting for loan origination fees and direct origination costs in accordance with SFAS 91 is not material to your financial statements for the 6 months ended June 30, 2007. Please provide a similar analysis for all prior periods which supports your determination that these uncorrected misstatements would not be material to your financial statements in light of your disclosure that this misstatement has become “less and less material” as you have increased earnings steadily since commencement of operations.

An analysis of loan fees not deferred has been compiled for 13 quarters of financial reporting since the Bank opened in April 2004 through June 30, 2007. Since the bank was unprofitable in the first four quarters of its operation, total revenue is a more appropriate measurement basis for the materiality of fee income not deferred. Total revenue is defined as total interest income and total non-interest income. Fee income is defined as loan fees (net of the cost of loan origination) not deferred less fee income that would have been recognized if the bank was amortizing deferred fees.

Fee income not deferred on a quarterly basis as a percentage of total revenue ranged from 4.69% in the first full quarter of the bank’s operation (3rd quarter 2004) to a low of .07% (2nd quarter 2007).

Fee income not deferred as a percentage of total revenue has generally tended down over the 13 reporting periods but not in a straight line because fee income varies period to period since it is loan specific. If each reporting period is weighted equally, the percentage derived above averages .82% for the 13 reporting periods. For the entire 13

Securities and Exchange Commission

October 5, 2007

quarters of operation to June 30, 2007, fee income not deferred of $260,570, before tax adjustment, as a percentage of total revenue of $29,833,789 is .87%

An analysis of quarterly reporting data after Allied became profitable shows that fee income not deferred after tax adjustment as a percentage of net income ranges from a high of 3.73% (4th quarter 2006) to a low of .43% (2nd quarter 2007) with an average percentage of 1.08% for 9 quarters. This ratio has trended down during the 3 quarters ending June 30, 2007.

Part II

Exhibit 8.1

9.	Eliminate the first two sentences of the last paragraph. Shareholders voting on the merger are entitled to rely on the tax opinion.

We have provided a revised opinion, included as Exhibit 8.1 to the Amendment.

Closing Information

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•	the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit A to this letter.

Securities and Exchange Commission

October 5, 2007

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6808. My fax number is (404) 572-6999.

Very truly yours,

/s/ Kenneth M. Achenbach

Kenneth M. Achenbach

For POWELL GOLDSTEIN LLP

Enclosure

cc:	Mr. Marvin Cosgray

Mr. Jesse R. Cheatham

Beth Lanier, Esq.

M. Todd Wade, Esq.

EXHIBIT A

The undersigned Company hereby acknowledges and confirms that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 5th day of October, 2007.

BUCKHEAD COMMUNITY BANCORP, INC.

By:	/s/ Marvin Cosgray
Marvin Cosgray President and Chief Executive Officer